October 16, 2008

BY EDGAR, FACSIMILE to (202) 772-9202 and U.S. MAIL

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Re:  Sierra Pacific Resources Response
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 2, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 5, 2008
File No. 001-08788

Dear Mr. Owings:

Sierra Pacific Resources (“the Company”) has received your letter dated September 24, 2008 with respect to the review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced filing.

For your convenience, each of the numbered comments in your letter are repeated in this letter (boldface type) with the Company’s responses and supplemental information set forth immediately below each such comment.

*          *           *

Item 9A.  Controls and Procedures, page 158

1.
We note your disclosure that your principal executive and principal financial officers concluded that as of December 31, 2007, your “disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants’ and their consolidated subsidiaries is recorded, processed, summarized and reported within the time period specified by the SEC’s rules and forms, particularly during the period for which this annual report has been prepared.”  As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition.  Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

The Company confirms that its disclosure controls and procedures are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  The Company will include in future filings clarification that the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as defined within Exchange Act Rule 13a-15(e).

Signatures, page 163

2.
The Form 10-K must be signed by your principal executive officer on behalf of the registrant.  See General Instruction D(2) to Form 10-K.  In this regard, please confirm that Mr. Yackira signed this Form 10-K on behalf of the registrant in his capacity as principal executive officer, as it would currently appear that he only signed the report by the registrant as director.  Please also confirm that you will in the future revise your signature page to reflect that the principal executive officer has signed the periodic report on behalf of the registrant.

The Company confirms that Mr. Yackira signed the Form 10-K on behalf of the registrant in his capacity as principal executive officer and that, in future filings, the Company will revise the signature page for the Form 10-K to indicate that Mr. Yackira signed the form on behalf of the registrant in his capacity as principal executive officer in accordance with General Instruction D(2) to Form 10-K.

Exhibits 31.1-6

3.
The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In this regard, in paragraph 4, you moved the phrase “for the registrant” and added the word “we.”  In paragraph 4.(a), you changed “its” to “their.”  In paragraphs 4.(d) and 5 you did not include the parentheticals.  In paragraph 5.(a) you changed “control” to “controls.”  Please revise.

In response to the staff’s comment, the Company will revise certifications in future filings to correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 25

Cash Compensation, page 29

Short Term Incentive Plan (STIP), page 30

Individual Performance Assessment, page 30

4.
While you have described the categories of financial performance, you have not provided a quantitative discussion of the specific threshold amounts that must be achieved for your named executive officers to earn their STIP cash payments.  For example, with respect to the financial performance measure, you indicate that “financial performance is a company wide category and is measured by the amount of expenditures relating to operations, maintenance and capital spending versus approved financial budgets, as well as the management of employee headcounts.”  Please disclose or, to the extent you believe disclosure of these financial targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  If the goals are not based upon the achievement of certain objective financial results, please discuss how you determine whether the performance measurement has been achieved.  See instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the staff’s comment, the Company will include in future filings the following table that quantifies the elements of financial performance in the “scorecard” used for the STIP. The table presents the difference between target and actual, which is used to determine which target level the Company achieved.  The Company will also include appropriate narrative to describe the target level achieved and the financial performance score.  Below is a sample table:

FINANCIAL PERFORMANCE
				2007 Ranges
				4	3	2	1	0
STIP Measure	Weighted %	2007 Commitment	2007 Actual	Well Beyond Target	Above Target	On Target	Below Target	Off Target

1) O&M SPENDING
Budget to actual	50%	$434,066	$441,049	≤93%	95.7%	100.0%	102.3%	≥103%
							X

2) CAPITAL SPENDING
Budget to Actual	40%	$1,121,213	1,115,912	≤93%	95.7%	100.0%	102.3%	≥103%
						X

3) EMPLOYEES
Full time employees budget to actual	10%	3,231	3,092	≤99%	99.2%	100.0%	100.8%	≥101%
				X
	100% of 35%			2007 FINANCIAL PERFORMANCE SCORE IS 1.89

5.
It is not clear from the context which named executive officer, if any, is responsible for the performance measures set for the bargaining units, administration business unit, legal business unit, and audit business unit.  Please clarify.

In the proxy statement, the Company noted that the CEO was measured for performance of all business units, including the bargaining, administration, legal and audit business units and that the other named executive officers were measured for performance only of their particular business units.  However, in response to the staff’s comment, the Company will, in future filings include additional disclosure to further clarify that the CEO is measured on the performance of all business units, including those business units that are the responsibility of officers who are not NEO’s.

Certain Relationship and Related Transactions, page 55

6.
Your current disclosure provides examples of related party transactions, and explains the transactions and relationships between SPR and its affiliates, and the utilities and their non-utility affiliates.  You indicate that your ethics and compliance office oversees company compliance with laws, regulations, etc.  You note the audit committee’s responsibility for reviewing reports and disclosures of insider and affiliated party transactions and advising the board of directors.  Finally, you indicate that the nominating and governance committee makes recommendations regarding the suitability of continued service of certain board members under certain circumstances.

 It appears you have described the policies but not the procedures for the review, approval and ratification of related transactions.  Please describe the registrant’s procedures for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  See Item 404(b) of Regulation S-K.  We do not see the disclosure you said you would provide in your October 12, 2007 letter.  Please also disclose, for example, the size of the transactions that reach board of director committee review.  Please advise or revise.

The Company will include in the 2009 proxy statement disclosure about the Company’s procedures for the review, approval or ratification of any transactions required to be reported under Item 404(a) of Regulation S-K.

*          *           *

In providing the above referenced responses, the Company makes the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.

Please contact me at (702) 367-5690 if you have additional questions or comments.

Sincerely,

/s/  Paul J. Kaleta

Paul J. Kaleta
Corporate Sr. Vice President
General Counsel

cc:           Ronald E. Alper
Mara Ransom